March 31, 2008

Mr. Dennis C. Hult, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Small Business
100 F Street, N.W.
Mail Stop 6010
Washington, D.C.  20549

            RE:       Material Technologies, Inc. (the “Company”)
                         Amendment to Form 8-K filed March 26, 2008

Dear Mr. Hult:

Thank you for the comments in your letter dated March 27, 2008 (the “Comment Letter”) regarding our Form 8-K.  Following please find our responses to all of the comments in the Comment Letter.  These responses are numbered and titled consecutively with the numbering and headings of the Comment Letter for your convenience.

Item 4.01 Form 8-K filed March 26, 2008

1.       We have revised our disclosure in the Form 8-K to state that Kabani & Company, Inc. (“Kabani”) resigned as the independent auditor of the Company.

2.       We have revised our disclosure in the Form 8-K to cover the interim period from the date of Kabani’s engagement through the date of their resignation.

3.       The letter from Kabani addressing the revised disclosures has been included with the Company’s amended Form 8-K (“Form 8-K/A”).

4.       The Company hereby acknowledges the following:

  The adequacy and accuracy of the disclosure in the filing is the responsibility of the Company;

  Staff comments or changes to disclosure in response to staff comments in the Form 8-K materials do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Thank you for your continued review of this Form 8-K.  Marked copies of Form 8-K/A are enclosed herewith for your convenience.  Please advise if you have any further comments.

Very truly yours,

Material Technologies, Inc.

 /s/ Robert M. Bernstein
By: Robert M. Bernstein
Its: Chief Executive Officer